Alexandria Minerals and NioGold Mining to Enter JV on Siscoe East in Val d’Or

Toronto, July 2, 2008 – Alexandria Minerals Corporation (TSX-V: AZX; Frankfurt: A9D) and NioGold Mining Corporation (TSX-V: NOX; Frankfurt: NG1) are pleased to report that they have signed an Option/Earn-In agreement giving NioGold the right to earn 50% interest on Alexandria’s Siscoe East property in Val d’Or, Quebec.

The Siscoe East property, located between the Siscoe Mine, which produced 880,000 ounces of gold, and the Sullivan Mine (1.2 million ounces of gold produced), is comprised of 61 claims 100% owned by Alexandria and an additional 37 claims on which Alexandria has earned a 70% interest from NioGold. The claims cover a total area of 2,603 hectares and lie at the west end of the Bourlamaque Batholith, which has, together with nearby volcanic rocks, hosted numerous gold deposits, including Century Mining’s Sigma and Lamaque Mines (more than 10 million ounces produced) and Alexis Mineral’s Lac Herbin gold deposit.

The property hosts the historic underground Stabell mine shaft, from which channel samples with up to 0.450 ounces per ton (13.5 g/t Au) over 1.5 m were taken in the 1960’s. Alexandria has completed property-wide magnetic, Induced Polarization and seismic surveys, followed by a 5-hole, 2,750 m drill programme in 2006. The 2006 drilling programme, designed to test geophysical anomalies and known gold-bearing fault zones, intersected significant deformation and alteration along the K-shear zone, a notable local fault that hosted part of the gold orebody at the Siscoe Mine.

Under the terms of the agreement, which is subject to TSX approval, NioGold can earn a 50% interest in the 61 claims owned by Alexandria by: 1) issuing to Alexandria 650,000 shares from NioGold treasury stock in three tranches by June 11, 2010; and 2) completing an aggregate of $750,000 in exploration expenditures on the property by June 11, 2010. Once these earn-in terms have been completed, Alexandria and NioGold will be deemed to have formed a Joint Venture to explore and develop the Siscoe East property.

The results presented in this press release are exploratory in nature and have been reviewed by the Alexandria’s Qualified Persons, Eddy Canova, PGeo, and Dr. Eric Owens, PGeo.

Alexandria Minerals Corp. is a Toronto–based mineral exploration and development company, currently focused on the exploration for precious metals on mineral properties located in Northern Ontario and Quebec. The Company’s management has extensive global experience with small to large mining companies, from grass-roots exploration to the exploitation of mineral deposits. The Company is a reporting issuer in the provinces of British Columbia, Alberta and Ontario.

NioGold Mining Corp. is primarily focused on gold resource development in the Province of Quebec. The Company’s main projects are located in the Malartic and Val-d’Or mining camps. NioGold has an experienced and qualified technical team based in Val-d’Or that will ensure the successful advancement of the projects towards the highest quality mineral resources.

WARNING: This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of up-coming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Alexandria Minerals Corporation relies upon litigation protection for forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

PLEASE CONTACT Coal Harbor Communications Dale Paruk Tel: 1+ (877) 642-6200 info@coal-harbour.com	Alexandria Minerals Corporation Eric Owens (416) 363-9372 www.azx.ca info@azx.ca	NioGold Mining Corporation Michael Iverson (604) 856-9887 www.niogold.com miverson@niogold.com